UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NIO Inc.

(Name of Subject Company (Issuer))

NIO Inc.

(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

62914VAE6

(CUSIP Number of Class of Securities)

Wei Feng

Chief Financial Officer

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

Telephone: +86 21-6908 2018

with copy to:

Yuting Wu, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

46/F, Tower II, Jing An Kerry Centre

1539 Nanjing West Road

Shanghai 200040, China

+86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by NIO Inc. (the “Company”) on January 3, 2024 (the “Schedule TO”) relating to the Company’s 0.00% Convertible Senior Notes due 2026 (the “Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Notice to the holders of the Notes (the “Holders”) dated January 3, 2024 (the “Repurchase Right Notice”). The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 5:00 p.m., New York City time, on Wednesday, January 31, 2024 (the “Expiration Date”). The Company has been advised by The Deutsche Bank Trust Company Americas, as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, US$300,536,000.00 aggregate principal amount of the Notes (the “Repurchase Price”) were validly surrendered and not withdrawn as of the Expiration Date. The Company has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had validly exercised their Repurchase Right. Following settlement of the repurchase, US$912,000.00 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.	EXHIBITS.

(a)  Exhibits.

(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of January 3, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of January 3, 2024.

(a)(5)(B)†	Press Release issued by the Company, dated as of February 1, 2024.

(b)	Not applicable.

(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.39 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

†	Filing Fee Table.

* Previously filed

† Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of January 3, 2024.
(a)(5)(A)*	Press Release issued by the Company, dated as of January 3, 2024.
(a)(5)(B)†	Press Release issued by the Company, dated as of February 1, 2024
(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.39 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).
(b)†	Filing Fee Table

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIO Inc.

	By:	/s/ Wei Feng
Name: Wei Feng
Title: Chief Financial Officer

Dated: February 1, 2024

3